SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated August 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: August 10, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Stock code: 0008)

CAPITAL REDUCTION

The board of directors (the “Board”) of PCCW Limited (the “Company”) is pleased to announce that on August 3, 2004 the High Court of the Hong Kong Special Administrative Region (the “Court”) made an order confirming the cancellation of the share premium account of the Company of HK$173,464,615,915. The cancellation became effective upon the filing of an office copy of the order with the Registrar of Companies in Hong Kong (the “Registrar”) on August 3, 2004. A credit amount of HK$173,464,615,915 arising from this cancellation has been applied to write off the accumulated losses of HK$152,932,345,321 of the Company as at June 30, 2004 and the balance of HK$20,532,270,594 has also been transferred to a special capital reserve created by the Company.

This announcement is made further to the announcement of the Company of April 22, 2004 and the Company’s circular to shareholders dated April 23, 2004 relating to the proposal for the cancellation of the share premium account of the Company (the “Capital Reduction”). Terms defined in the above announcement and circular shall have the same meanings when used herein unless otherwise defined in the context.

As mentioned in the announcement and the circular referred to above, the Capital Reduction was conditional on the passing of a special resolution to approve the Capital Reduction at an extraordinary general meeting of the Company (“EGM”), the confirmation of the Capital Reduction by the Court and the registration by the Registrar of an office copy of the order of the Court confirming the Capital Reduction.

On May 19, 2004, the Company announced that the special resolution to approve the Capital Reduction was duly passed by the shareholders of the Company at the EGM.

The Board of the Company is pleased to announce that the Court made an order (the “Court Order”) confirming the Capital Reduction on August 3, 2004 pursuant to Section 60 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong). The Capital Reduction became effective upon the filing of an office copy of the Court Order with the Registrar on August 3, 2004. A credit amount of HK$173,464,615,915 arising from the Capital Reduction has been applied to write off the accumulated losses of HK$152,932,345,321 of the Company as at June 30, 2004 and the balance of HK$20,532,270,594 has also been transferred to a special capital reserve created by the Company.

The filing of an office copy of the Court Order represented the completion of a necessary technical formality in order to permit the payment of dividends as and when the Board considers it appropriate in the future. At this stage, there can be no assurance that a dividend will be declared or paid in the future.

By Order of the Board Alexander Anthony Arena Director
Hong Kong, August 3, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Michael John Butcher;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta